UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT
BORGWARNER INC.
________________________________________________
(Exact name of registrant as specified in its charter)

Delaware	1-12162	13-3404508
State or other jurisdiction of	Commission File No.	(I.R.S. Employer
Incorporation or organization		Identification No.)

3850 Hamlin Road, Auburn Hills, Michigan	48326
(Address of principal executive offices)	(Zip Code)

John J. Gasparovic
(248) 754-9200
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Item 1.01     Conflict Minerals Disclosure and Report

After performing the steps required by Rule 13p-1, BorgWarner Inc. ("BorgWarner" or the "Company") has no information that tin, tantalum, tungsten and/or gold ("3TG") necessary to the functionality or production of its products financed or benefited armed groups in the Democratic Republic of the Congo ("DRC") or an adjoining country that shares an internationally recognized border with the DRC (the "Conflict Region").

On November 10, 2015, BorgWarner completed the acquisition of Remy International Inc. ("Remy"), a Delaware corporation and formerly publicly traded company listed on NASDAQ. Remy was previously obligated to file a Form SD and report concerning its use of 3TG. The Company incorporated a discussion of Remy’s 2015 processes in its Conflict Minerals Report filed for the period January 1, 2015 to December 31, 2015. That discussion covered (i) Remy USA Industries, L.L.C., which acquired substantially all of the assets of United Starters and Alternators Industries, Inc. on January 13, 2014; and (ii) Maval Industries, L.L.C. (“Maval”), which acquired substantially all of the assets of Maval Manufacturing, Inc. on March 1, 2015.

During 2016, BorgWarner sold certain former Remy businesses including the light vehicle aftermarket business and Maval. The business and assets acquired from United Starters and Alternators Industries, Inc. ceased operating in 2016. Those businesses are therefore not covered by this report. The original equipment and heavy duty aftermarket businesses of Remy now owned by BorgWarner were incorporated in BorgWarner's Conflict Minerals processes during 2016.

Item 1.02    Exhibits

A copy of the Company's Conflict Minerals Report is provided as Exhibit 1.01 hereto and may be found publicly on our internet website at www.borgwarner.com.

Section 2 - Exhibits

Item 2.01    Exhibits

Exhibit 1.01 - Conflict Minerals Report of BorgWarner Inc. for the period January 1, 2016 to December 31, 2016, as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BorgWarner Inc.

Date: May 30, 2017	By:	/s/ John J. Gasparovic
Name: John J. Gasparovic
Title: Secretary

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